19 January, 2007

Dear Shareholder

I have pleasure in enclosing our Notice of General Meeting (NoM) and Proxy Form. The General Meeting will be held in Perth, Australia at 3:00pm WST on Tuesday, 20 February, 2007.

The Company has made substantial progress since the Annual General Meeting held in November 2006. This was highlighted by the announcement after Christmas that the Company has entered into exclusive three month negotiations with a global pharmaceutical company to license our drug delivery technologies in a significant market opportunity. This announcement followed the successful evaluation by that pharma of our technologies over the past 12 months.

The NoM provides alternatives for the future financing of the company. The Directors will only complete those transactions that are in the best interests of the Company and its existing shareholders. These resolutions are being put to shareholders for approval in order to provide the Company with the maximum flexibility in this regard, but will not necessarily involve all of these initiatives proceeding.

The Board and I encourage you to approve the following resolutions:

1.	Ratification of Past Placement of Shares and Options
2.	Ratification of Past Issue of Warrants to Absolute Octane Fund and Australian IT Investments
3.	Ratification of Past Issue of Warrants to Castlerigg (Sandell)
4.	Approval of Proposed Issue of Warrants to Castlerigg (Sandell)
5.	Approval of Proposed Issues of American Depository Shares and Warrants to Nordic Biotech
6.	Approval of Possible Placements of Shares and Options
7.	Approval of Possible Placements of American Depository Shares and Options

Your Board believes that the considerable interest shown by large pharmaceutical companies in our drug delivery technologies, as demonstrated by a number of evaluation agreements over the past 12 months, will result in new licensing deals in 2007. In combination with our technical advances and corporate changes that have been made and continue to be made, together with the fundraising initiatives the subject of the General Meeting, considerable growth in your Company should result over the next 12 months.

I look forward to being able to advise you on further completion of milestones in your Company’s future developments and success, and urge you either to attend the General Meeting or to send your completed proxy forms. I thank you for your continued support as a shareholder.

Yours sincerely
Dr Roger Brimblecombe PhD, DSc, FRCPath, FIBiol
Acting Chief Executive Officer & Executive Chairman

pSivida Limited Level 12 BGC Centre, 28 The Esplanade, Perth WA 6000 Australia T +61 8 9226 5099 F +61 8 9226 5499 E pSivida@pSivida.com W www.pSivida.com ABN 78 009 232 026

PSIVIDA LIMITED

ABN 78 009 232 026

NOTICE OF GENERAL MEETING,
EXPLANATORY MEMORANDUM
AND PROXY FORM

Date of Meeting:
Tuesday, 20 February 2007

Time of Meeting:
3:00 pm

Place of Meeting:
Level 2, QV1 Building
250 St George’s Terrace
Perth, Western Australia
Australia

NOTICE OF GENERAL MEETING

Notice is hereby given that a General Meeting of the shareholders of pSivida Limited (pSivida or the Company) will be held at Level 2, QV1 Building, 250 St George’s Terrace, Perth, Western Australia on Tuesday, 20 February 2007 at 3:00pm (Western Daylight Saving Time).

In accordance with Regulation 7.11.37 of the Corporations Act 2001, the directors have determined that, for the purpose of voting at the meeting, members are those persons who are the registered holders of Shares at 3:00pm (Western Daylight Saving Time) on Sunday, 18 February 2007.

BUSINESS

1.	Resolution 1 - Ratification of Past Placement of Shares and Options

To consider and, if thought fit, pass the following as an ordinary resolution:

“That, for the purposes of Listing Rule 7.4 of the Listing Rules of ASX Limited, and for all other purposes, the Company ratifies:

(a)
the issue of a total of 14,330,768 fully paid ordinary shares in the Company at an issue price of A$0.26 per share to Australian and European institutions and sophisticated investors on 4 January 2007; and

(b)	the issue of a total of 28,661,537 unquoted options to those institutions and investors over fully paid shares in the Company expiring 31 December 2010 at an exercise price of A$0.26 each.”

2.	Resolution 2 - Ratification of Past Issue of Warrants to Absolute Octane Fund and Australian IT Investments Limited

To consider and, if thought fit, pass the following as an ordinary resolution:

“That, for the purposes of Listing Rule 7.4 of the Listing Rules of ASX Limited, and for all other purposes, the Company ratifies the issue of warrants over 500,000 American Depositary Shares expiring 29 September 2011 at an exercise price of US$2.00 each to Absolute Octane Fund and Australian IT Investments Limited on 29 September 2006.”

3.	Resolution 3 - Ratification of Past Issue of Warrants to Castlerigg

To consider and, if thought fit, pass the following as an ordinary resolution:

“That, for the purposes of Listing Rule 7.4 of the Listing Rules of ASX Limited, and for all other purposes, the Company ratifies the issue of warrants over 1,500,000 American Depositary Shares expiring 29 December 2011 at an exercise price of US$2.00 each to Castlerigg Master Investments Ltd on 29 December 2006.”

4.	Resolution 4 - Approval of Proposed Issue of Warrants to Castlerigg

To consider and, if thought fit, pass the following as an ordinary resolution:

“That, for the purposes of Listing Rule 7.1 of the Listing Rules of ASX Limited, and for all other purposes, the Company approves the issue of warrants over 4,000,000 American Depositary Shares expiring 5 years from the date of issue at an exercise price of US$2.00 on each to Castlerigg Master Investments Ltd.”

NOTICE OF GENERAL MEETING

5.	Resolution 5 - Approval of Proposed Issues of ADSs and Warrants to Nordic Biotech

To consider and, if thought fit, pass the following as an ordinary resolution:

“That, for the purposes of Listing Rule 7.1 of the Listing Rules of ASX Limited, and for all other purposes, the Company approves:

(a)
the issue to Nordic of warrants over up to 1,000,000 American Depositary Shares expiring 5 years from the date of issue at an exercise price of US$2.00 each in connection with the closing of the SPV Investment;

(b)
the issue to Nordic of an option to subscribe for American Depositary Shares at a conversion price of US$2.00 each (or ordinary shares at an issue price of US$0.20 each) i by means of a conversion of the participation interest purchased in the SPV Investment; and

(c)	the issue to Nordic of redeemable preference shares, for a total subscription amount of US $4,000,000, convertible into American Depositary Shares.

6.	Resolution 6 - Approval of Possible Placements of Shares and Options

To consider and, if thought fit, pass the following as an ordinary resolution:

“That, for the purposes of Listing Rule 7.1 of the Listing Rules of ASX Limited, and for all other purposes, the Company approves the issue, within 3 months after the date of this meeting (or a longer period as may be approved by ASX), at the sole discretion of the Directors of the Company:

a)
the issue of up to an aggregate of 50,000,000 fully paid ordinary shares in the Company, at an issue price being no lower than a 10% discount to the 5 day volume weighted average market price on ASX of the Company's shares prior to their allotment; and

b)
the issue to the subscribers for such shares of up to an aggregate of 100,000,000 unquoted options over fully paid shares in the Company expiring 5 years from the date of issue at an exercise price of no lower than a 10% discount to the 5 day volume weighted average market price on ASX of the Company's shares prior to their allotment”.

7.	Resolution 7 - Approval of Possible Placements of ADSs and Warrants

To consider and, if thought fit, pass the following as an ordinary resolution:

“That, for the purposes of Listing Rule 7.1 of the Listing Rules of ASX Limited, and for all other purposes, the Company approves the issue, within 3 months after the date of this meeting (or a longer period as may be approved by ASX), at the sole discretion of the Directors of the Company:

a)
the issue of up to an aggregate of 15,000,000 American Depositary Shares in the Company, at an issue price being no lower than a 20% discount to the 5 day volume weighted average market price on Nasdaq of the Company's American Depositary Shares prior to their allotment; and

b)
the issue to the subscribers for such American Depositary Shares of up to an aggregate of 7,500,000 unquoted warrants over American Depositary Shares in the Company expiring 5 years from the date of issue at an exercise price of no lower than a 20% discount to the 5 day volume weighted average market price on Nasdaq of the Company's American Depositary Shares prior to their allotment.”

NOTICE OF GENERAL MEETING

8.	Other Business

To consider any other business brought forward in accordance with the Company’s constitution or the law.

By order of the Board
AARON FINLAY
Company Secretary
19 January 2007

NOTES

The accompanying Explanatory Memorandum forms part of this Notice of General Meeting and should be read in conjunction with it. Terms defined in the Explanatory Memorandum have the same meaning where used in this Notice of General Meeting.

Voting exclusion statements

The Company will disregard any votes cast on the resolutions by the following persons:

Resolutions	Persons
1 Ratification of Past Placement of Shares and Options

2 Ratification of Past Issue of Warrants to Absolute
    Octane Fund and Australian IT Investments

3 Ratification of Past Issue of Warrants to Castlerigg
Any person who participated in the issue and any person who may obtain a benefit (except a benefit solely in the capacity of a holder of ordinary securities) and any associates of those persons.

4 Approval of Proposed Issue of Warrants

5 Approval of Proposed Issue of ADSs and Warrants to Nordic Biotech

6 Approval of Possible Placements of Shares and Options

7 Approval of Possible Placements of ADSs and Warrants

Any person who may participate in the proposed issue and any person who may obtain a benefit (except a benefit solely in the capacity of a holder of ordinary securities) and any associates of those persons.

Unless:

•	the vote is cast as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form specifying how the proxy is to vote; or

•	the vote is cast by the Chairman as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Use of Technology

It is proposed that Dr Roger Aston the Meeting in Perth with other directors in attendance using video conference technology where possible.

EXPLANATORY MEMORANDUM

1.	Introduction

This Explanatory Memorandum forms part of the Notice of General Meeting of pSivida Limited and has been prepared to provide the shareholders of pSivida Limited (pSivida or the Company) with information in connection with the General Meeting of the Company to be held at Level 2, QV1 Building, 250 St George’s Terrace, Perth, Western Australia at 3:00pm (Western Daylight Saving Time) on 20 February 2007.

The purpose of this Explanatory Memorandum is to provide shareholders with information that the Board of directors of the Company (Board) believes to be material to shareholders in deciding whether or not to approve the resolutions. At the General Meeting, shareholders will be asked to consider resolutions approving:

1.	Ratification of past placement of shares and options;
2.	Ratification of past issues of warrants;
3.	Approval of proposed issue of warrants;
4.	Approval of proposed issue of ADSs and warrants to Nordic Biotech;
5.	Approval of possible placements of shares (or ADSs) and options.

The proposed capital raisings referred to above (see Resolutions 4-7 discussed below) may not all occur. They have been put to Shareholders for advance approval in order to maximise the Company's ability to progress the capital raising(s) that are considered by the Board to be in the Company's best interests. If those resolutions are passed at the General Meeting, the Company should be able to complete those capital raisings without further need to revert to Shareholders and without incurring the expense of convening further general meetings.

Each of the resolutions is an ordinary resolution requiring it to be passed by a simple majority of votes cast by shareholders entitled to vote on the resolution. Further information regarding each of these resolutions is set out below.

This Explanatory Memorandum is an important document, and should be read in its entirety by all shareholders.

2.	Resolution 1 - Ratification of Past Placement of Shares and Options

On 20 December 2006, the Company advised ASX of the placement (Placement) of a total of 14,330,768 fully paid ordinary shares (Placement Shares) at an issue price of A$0.26 per share to raise A$3,726,000 before transaction costs of approximately A$120,000.

The Placement Shares were issued to Australian and European institutional and sophisticated investors on 4 January 2007. Those investors did not require the issue of a disclosure document in order to subscribe for the Placement Shares.

The Placement Shares were offered with free attaching options to be issued on a ratio of two options for every one Placement Share issued. A total of 28,661,537 unquoted options over ordinary shares were issued with an expiry date of 31 December 2010 and exercisable at A$0.26 each. A summary of the terms and conditions of these options is attached as Appendix A to this Explanatory Memorandum.

From their date of issue, the Placement Shares ranked equally in all respects with the Company’s then existing fully paid Ordinary Shares.

Resolution 1 seeks shareholder approval under ASX Listing Rule 7.4 to ratify the Placement. The effect of such ratification will be that the Placement Shares and the Ordinary Shares arising from an exercise of those options will not be counted as reducing the number of securities which the Company can issue in the future without shareholder approval under the 15% limit imposed by ASX Listing Rule 7.1 (i.e. the 15% limit is “renewed” to the extent of the ratification).

The purpose of the Placement was to raise funds for the Company’s working capital requirements and is an interim financing measure prior to the expected closing of the funding transaction with Nordic Biotech II K/S and its co-investors (Nordic) for an investment related to the Company's MedidurTM product (refer to Resolution 5 below).

The Directors of the Company believe the resolution is in the best interests of the Company and its shareholders and unanimously recommend that shareholders vote in favour of it.

3.	Resolution 2 - Ratification of Past Issue of Warrants to Absolute Octane Fund and Australian IT Investments Limited

On 29 September 2006, the Company advised ASX that it had issued warrants to purchase 500,000 ADSs (equivalent to 5,000,000 Ordinary Shares) expiring 29 September 2011 with an exercise price of US$2.00 per ADS or US$0.20 per Share (Purchase Price). Those warrants were issued on terms substantially the same as the Series C Warrants discussed in relation to Resolution 3 below. A summary of the terms of the Series C Warrants is attached as Appendix B to this Explanatory Memorandum. No funds were raised by the issue of the warrants.

The warrants were issued in accordance with the terms of a consulting agreement entered into by the Company with Navigator Asset Management Limited (NAMAL) which provided for the issue of the warrants to NAMAL on the successful completion of the agreements with the Absolute Europe Catalyst Fund, Absolute Octane Fund and Australian IT Investments Limited to purchase US$6.5m (A$8.5m) of Subordinated Convertible Debentures convertible into ADSs which was announced to ASX on 27 September 2006. After entering into the consulting agreement, NAMAL assigned its right to receive the warrants to Absolute Octane Fund and Australian IT Investments Limited.

Resolution 2 seeks shareholder approval under ASX Listing Rule 7.4 to ratify the issue of the warrants. The effect of such ratification will be that any Shares issued upon exercise of the warrants will not be counted as reducing the number of securities which the Company can issue in the future without shareholder approval under the 15% limit imposed by ASX Listing Rule 7.1 (i.e. the 15% limit is “renewed” to the extent of the ratification).

The Directors believe that Resolution 2 is in the best interests of the Company and its shareholders and unanimously recommend shareholders vote in favour of it.

4.	Resolution 3 - Ratification of Past Issue of Warrants to Castlerigg

On 2 January 2007, the Company advised ASX that it had entered into an agreement with its principal institutional lender, being Castlerigg Master Investments Ltd (Lender), with effect from 29 December 2006 under which the Lender has agreed to a general forbearance with respect to any defaults (other than defaults related to any bankruptcy filing by the Company) through to and including the earlier of the closing of a financing transaction with Nordic (refer to Resolution 5 below) and 31 March 2007. In addition, subject to the satisfaction of closing conditions, the Lender agreed as follows:

•
The Lender agreed to allow the Company to transfer or grant security interests in the Company’s MedidurTM and Mifepristone assets which would be necessary to complete specified financing transactions with Nordic;

•
The Lender agreed to forego the interest payment due on 2 January 2007 in favour of adding approximately US$306,391 (A$388,000) to the principal amount of the loan (representing the approximate value of the American Depositary Shares (ADSs) with which the Company would have issued to satisfy the payment had it met certain conditions allowing it to pay with ADSs);

•	The Lender agreed to defer the Company’s scheduled payment of US$800,000 (A$1m) for prior registration delay penalties until the earlier of the closing of the Nordic transaction and 31 March 2007;

•	The Lender agreed to forgive US$770,000 (A$973,000) of additional registration delay penalties accruing through the earlier of the closing of the Nordic transaction and 31 March 2007;

•	The Lender agreed to amend the Company’s loan covenants to release it from the obligation to satisfy a minimum cash balance test of 30% of the outstanding principal until 31 March 2007; and

•
The Lender agreed that the Company would have until ten days after the earlier of the closing of the Nordic transaction and 31 March 2007 to file a registration statement with respect to securities issuable on exercise of the Lender’s warrants.

In partial consideration for the concessions granted by the Lender as set out above, the Company has issued to the Lender warrants (Series C Warrants) to purchase 1,500,000 ADSs (equivalent to 15,000,000 Ordinary Shares) expiring 29 December 2011 with an exercise price of US$2.00 per ADS or US$0.20 per Ordinary Share (Purchase Price). A summary of the terms of the Series C Warrants is attached as Appendix B to this Explanatory Memorandum. No funds were raised by the issue of the warrants.

Resolution 3 seeks shareholder approval under ASX Listing Rule 7.4 to ratify the issue of the Series C Warrants. The effect of such ratification will be that any Shares issued upon exercise of the Series C Warrants will not be counted as reducing the number of securities which the Company can issue in the future without shareholder approval under the 15% limit imposed by ASX Listing Rule 7.1 (i.e. the 15% limit is “renewed” to the extent of the ratification).

The Directors believe that Resolution 3 is in the best interests of the Company and its shareholders and unanimously recommend shareholders vote in favour of it.

5.	Resolution 4 - Approval of Proposed Issue of Warrants

On 2 January 2007, the Company advised ASX that it had entered into an agreement with its principal institutional lender, being Castlerigg Master Investments Ltd, with effect from 29 December 2006 whereby the Lender has agreed to a general forbearance (refer to Resolution 3 above for further details) with respect to any defaults (other than defaults related to any bankruptcy filing by the Company) through to and including the earlier of the closing of a financing transaction with Nordic (refer to Resolution 5 below) and 31 March 2007.

In addition to the issue of the Series C Warrants, being the subject of Resolution 3 of the General Meeting, the Company has agreed, subject to approval by the Company's shareholders, to issue a further 4,000,000 warrants (Series D Warrants) over ADSs expiring five years from the date of issue with an exercise price equal to the Purchase Price. If Shareholders do not approve the issue of the Series D Warrants, then the Company shall cause an additional general meeting to be held each twelve month period thereafter until such approval is obtained; provided that if the Board of Directors of the Company does not recommend to the Shareholders that they approve such resolutions at any such general meeting and the approval is not obtained, the Company shall cause an additional general meeting to be held each calendar quarter thereafter until such approval is obtained. No funds will be raised by the issue of the Series D Warrants. Those warrants would be issued as soon as practicable, and in any event not later than 3 months after the General Meeting. A summary of the terms of the Series D Warrants is attached as Appendix B to this Explanatory Memorandum.

Resolution 4 seeks shareholder approval under ASX Listing Rule 7.1 for the issue of the Series D Warrants. The effect of such approval will be that any Shares issued upon exercise of the Series D Warrants will not be counted as reducing the number of Securities which the Company can issue in the future without shareholder approval under the 15% limit imposed by ASX Listing Rule 7.1 (ie the 15% limit is "renewed" to the extent of the approval).

The Directors believe that Resolution 4 is in the best interests of the Company and its shareholders and unanimously recommend shareholders vote in favour of it.

6.	Resolution 5 - Approval of Issues of ADSs and Warrants to Nordic Biotech

The Company expects to close definitive documents with Nordic Biotech Advisors and Co-investors (Nordic) for a US$4.0m (A$5.1m) corporate investment in the Company and a US$22.0m (A$27.8m) investment (SPV Investment) over time in a special purpose vehicle (SPV) to fund the Company’s portion of costs to develop MedidurTM for the treatment of the chronic eye disease diabetic macular edema (DME).

Terms of Nordic Investment

At closing of the transaction with Nordic, which is expected to occur in April 2007, subject to completion of due diligence by Nordic and final documentation:

(a)	Nordic will make a US$4.0m (A$5.0m) investment in new convertible redeemable preference shares to be issued by the Company (Preferred Stock);

(b)	Nordic will make a US$3.5m (A$4.4m) payment comprising the first tranche of its SPV Investment;

(c)	Nordic will be committed to make the further US$18.5m (A$23.6m) payments comprising the balance of the SPV Investment in regular instalments up to 15 January 2010; and

(d)	Nordic will be entitled to appoint a director to the Board of the Company.

SPV Investment

The Company and Alimera Sciences Inc are currently co-funding the development, and will co-share in the profits of, Medidur TM for DME, which is currently in Phase III Multi-Clinical Trials. In exchange for making the US$22.0m SPV Investment, Nordic will be granted a participation interest in the SPV, according to which the SPV will distribute a portion of the Company's profit share revenues under the Alimera Co-Development Agreement. Revenues distributed by the SPV will initially be apportioned 75% to Nordic and 25% to the Company, subject to certain adjustments. After cumulative revenues paid to Nordic equal 4 times its investment in the SPV, the Company's share of the SPV's revenue will increase to 50% and Nordic's share will reduce to 50%. After cumulative revenues paid to Nordic equal 8 times their investment in the SPV, the Company's share of the SPV's revenues will increase to 80% and Nordic's share will be reduced to 20%.

Preferred Stock

The Preferred Stock will be issued to Nordic in the form of redeemable preference shares issued by the Company on customary terms in accordance with the Company's Constitution and the Listing Rules and will include permissible anti-dilution protection. The Preferred Stock will automatically convert into ADSs or Ordinary Shares on the earliest of:

(a)
termination or conversion of all outstanding convertible debt of the Company and the entering into a financing, equity investment, strategic relationship, licensing agreement, collaboration agreement or other similar transaction (Transaction) or a series of Transactions over a certain period which results in at least US$20.0m in aggregate proceeds (in any form, including but not limited to licensing fees, purchase price, milestone payments, or other payments) to the Company; and

(b)	a majority vote of the holders of the Preferred Stock.

The Preferred Stock will convert into ADSs at the Purchase Price. If Shares (or securities convertible into Shares) are issued by the Company after the issue of the Preferred Stock for an issue price less than the Purchase Price, the price at which the Preferred Stock is convertible into ADSs will be reduced to match the price of that subsequent issue. Subject to the Listing Rules, the conversion price will also be adjusted to reflect any re-organisations of the Company's share capital including bonus issues, stock splits or consolidations.

The remaining terms of the Preferred Stock are still to be negotiated between the Company and Nordic prior to closing of the transaction but will be consistent with the Company's Constitution, which restricts the permissible terms for the issue of preference shares.

Option to exchange SPV Investment for ADSs

Subject to approval of shareholders at the General Meeting, the Company proposes to grant Nordic an option to exchange its revenue sharing rights arising from the SPV Investment for the issue by the Company of ADSs or Ordinary Shares (Exchange Right). If Shareholder approval is not obtained in respect of the Exchange Right, then Nordic can elect to cease making further payments for the SPV Investment, with the consequence that the Company could lose the benefit of the unpaid balance of the US$22.0m SPV Investment.

Subject to permissible anti-dilution adjustments (which are likely to be equivalent to the adjustments to the conversion price of the Preferred Stock discussed above), SPV Investment would be exchangeable, by Nordic exercising its option, at the Purchase Price. If the entire US$22.0m SPV Investment has not been provided to the SPV at the date of the proposed exchange, Nordic must provide to the SPV the difference between the amount committed and the amount already funded prior to that exchange.

On the basis of the Company's undiluted share capital as at the date of this Explanatory Memorandum (namely, 414,570,275 Ordinary Shares), if the entire SPV Investment were to be exchanged for ADSs at the Purchase Price, those ADSs would represent approximately 20.97% of the total undiluted capital of the Company following the exchange. The option may be exercised at any time, provided Nordic has first made all payments for its US$22.0 million SPV Investment.

Closing Warrants

At the closing of the transaction with Nordic, the Company will issue to Nordic warrants to purchase (Closing Warrants) that number of Ordinary Shares or ADSs which is equal to half of Nordic's investment in Preferred Stock divided by the Purchase Price. The Closing Warrants will be exercisable at the Purchase Price and will expire 5 years from the date of their issue and will contain customary terms including permissible anti-dilution protection. On the basis of the proposed corporate investment amount of US$4.0m, Nordic would be issued Closing Warrants that are exercisable at the Purchase Price in respect of up to 1000,000 ADSs.

If any of the various issues of securities that are convertible into Ordinary Shares or ADSs and which are contemplated by the transaction with Nordic do not for any reason occur within 3 months of the General Meeting, further Shareholder approval may be required.

The Directors believe that Resolution 5 is in the best interests of the Company and its shareholders and unanimously recommend shareholders vote in favour of it.

7.	Resolution 6 - Approval of Possible Placements of Shares and Options to New Investors

Resolution 6 seeks approval to issue up to an aggregate of 50,000,000 Ordinary Shares (Future Placement Shares) to clients of international fund managers and broker dealers within 3 months of the date of the General Meeting. Those investors will be selected on the basis of their experience with, and commitment to, the bio-nanotechnology sector and their willingness to provide financing on terms proposed by the Company.

The issue price for the Future Placement Shares will be determined by the Board in its discretion, but will be no lower than a 10% discount to the 5 day volume weighted average market price prior to allotment. By way of example, if the maximum aggregate number of 50,000,000 Future Placement Shares were issued to clients of European and Australian or US based funds managers and broker dealers at an issue price of A$0.30 each, the placement would raise A$15,000,000 before costs and the Future Placement Shares issued would represent approximately 10.76% of the total undiluted capital of the Company as at the date of this Explanatory Memorandum plus the 50,000,000 Future Placement Shares (ie 464,570,275 Ordinary Shares).

Any Future Placement Shares issued following this resolution may be accompanied by the issue of free attaching options on a ratio which will be determined by the Board in its discretion, but will not exceed two options for every one Share issued. Options will be issued with an expiry date of four years from the date of their issue with an exercise price not less than a 10% discount to the 5 day volume weighted average market price prior to allotment.

By way of example, in the event that the maximum aggregate number of Future Placement Shares is issued by the Company, the maximum aggregate number of options that may be issued by the Company in accordance with this resolution would be 100,000,000. If all those options were to be exercised at an exercise price of A$0.26 per Share, the proceeds from the exercise of those options would be A$26.0m (in addition to the A$15.0m raised by the issue of the Future Placement Shares) representing approximately 17.71% of the Company's share capital (as at the date of this Explanatory Memorandum plus the 50,000,000 Future Placement Shares plus the 100,000,000 Ordinary Shares arising from the exercise of those options). The key terms and conditions of these proposed options are expected to be substantially the same as are attached as Appendix A to this Explanatory Memorandum.

The Future Placement Shares and options may be issued in one or more placements (and in any event within 3 months) after the date of the General Meeting. Any Future Placement Shares will rank equally in all respects with all other fully paid ordinary shares in the Company then on issue.

Funds raised by the issue of any Future Placement Shares will be used for general corporate purposes, including the development of products in clinical trial.

Resolution 6 seeks shareholder approval under ASX Listing Rule 7.1 for the issue of Future Placement Shares and any attaching options as described above. The effect of such approval will be that any Future Placement Shares and any Shares issued upon exercise of those options will not be counted as reducing the number of securities which the Company can issue in the future without shareholder approval under the 15% limit imposed by ASX Listing Rule 7.1 (ie the 15% limit is "renewed" to the extent of the approval).

The Directors believe that Resolution 6 is in the best interests of the Company and its shareholders and unanimously recommend shareholders vote in favour of it.

8.	Resolution 7 - Approval of Possible Placements of ADSs and Warrants to New Investors

Resolution 7 seeks approval to issue up to an aggregate of 15,000,000 ADSs (Future Placement ADSs) to clients of international fund managers and broker dealers within 3 months of the date of the General Meeting.

The issue price for the Future Placement ADSs will be determined by the Board in its discretion, but will be no lower than a 20% discount to the 5 day volume weighted average market price prior to allotment. By way of example, if the maximum aggregate number of 15,000,000 Future Placement ADSs were issued to clients of US based funds managers and broker dealers at an issue price of A$3.00 each, the placement would raise A$45.0m before costs and the Future Placement ADSs issued would represent approximately 26.57% of the total undiluted capital of the Company as at the date of this Explanatory Memorandum plus the 15,000,000 Future Placement ADSs (ie 564,570,275 Ordinary Shares).

Any Future Placement ADSs issued following this resolution may be accompanied by the issue of free attaching warrants over ADSs on a ratio which will be determined by the Board in its discretion, but will not exceed one warrant for every two ADSs issued. Warrants will be issued with an expiry date of four years from the date of their issue with an exercise price not less than a 20% discount to the 5 day volume weighted average market price prior to allotment. By way of example, in the event that the maximum aggregate number of Future Placement ADSs is issued by the Company, the maximum aggregate number of warrants that may be issued by the Company in accordance with this resolution would be 7,500,000. If all those warrants were to be exercised at an exercise price of A$2.60 per ADS, the proceeds would be A$19.5m representing approximately 11.73% of the Company's share capital (as at the date of this Explanatory Memorandum plus the 15,000,000 Future Placement ADSs plus the 7,500,000 ADSs arising from the exercise of those warrants). The key terms and conditions of these proposed warrants are expected to be substantially the same as are attached as Appendix B to this Explanatory Memorandum.

The Future Placement ADSs and warrants may be issued in one or more placements (and in any event within 3 months) after the date of the General Meeting. Any Future Placement ADSs will rank equally in all respects with all other ADSs in the Company then on issue.

Funds raised by the issue of any Future Placement ADSs will be used to:

•
retire certain existing debt in the form of outstanding convertible notes. These convertible notes, which are currently on issue to Castlerigg Master Investments Limited, have a face value of US$12,563,711 (including accrued but unpaid interest added to the principal amount) and may be redeemed by the Company at 108% of their face value and the concurrent issue of warrants with a face value equal to 30% of the amount of debt being redeemed; and

•	further progress research and development with regard to evaluation agreements that the Company currently has in place with large pharmaceutical companies.

Resolution 7 seeks shareholder approval under ASX Listing Rule 7.1 for the issue of Future Placement ADSs and any attaching warrants as described above. The effect of such approval will be that any Future Placement ADSs and any ADSs issued upon exercise of those warrants will not be counted as reducing the number of securities which the Company can issue in the future without shareholder approval under the 15% limit imposed by ASX Listing Rule 7.1 (ie the 15% limit is "renewed" to the extent of the approval).

The Directors believe that Resolution 7 is in the best interests of the Company and its shareholders and unanimously recommend shareholders vote in favour of it.

9.	Undirected Proxies

The Chairman of the meeting intends to use any undirected proxies held by him to vote at the meeting in favour of each of the resolutions referred to above.

10.	Definitions

ADS means American Depositary Share (each ADS represents 10 Shares).

ASX means the Australian Securities Exchange operated by ASX Limited.

Board means the board of directors of the Company.

Company means pSivida Limited, ABN 78 009 232 026.

DME means diabetic macular edema.

Listing Rules means the Listing Rules of ASX.

Nordic means Nordic Biotech II K/S and its co-investors.

Options means options to subscribe for Shares.

Ordinary Shares or Shares means fully paid ordinary shares in the Company.

Purchase Price means US$2.00 per ADS or US$0.20 per Share.

SPV means the special purpose vehicle to be established by pSivida Inc and Nordic to facilitate the ongoing funding of the development of MedidurTM.

Warrants means warrants to subscribe for Shares and/or ADSs.

APPENDIX A

SUMMARY OF TERMS AND CONDITIONS OF OPTIONS

1.	The Options are exercisable by notice in writing to the Company accompanied by payment of the exercise price.

2.	All Shares issued on the exercise of the Options will rank equally in all respects with the Company's then existing fully paid ordinary Shares.

3.
The Options are transferable, and will not be quoted on ASX. If the Company's ordinary Shares have been admitted to quotation by ASX, the Company must apply to ASX within 10 business days after the date of issue for all Shares issued pursuant to the exercise of Options to be admitted to quotation.

4.
Holders may only participate in new issues of securities to holders of ordinary Shares in the Company if an Option has been exercised and Shares issued in respect of the Option before the record date for determining entitlements to the issue. The Company must give at least 9 business days' notice to holders of any new issue before the record date for determining entitlements to that issue in accordance with the Listing Rules.

5.
If, after the vesting period and before the end of the Option period the Company gives holders of Shares the right (pro rata with existing shareholdings) to subscribe for additional securities and the Option is not exercised in time to enable the holder to obtain the Share issued on exercise of the Option with the right to subscribe for additional securities, the exercise price of an Option after the issue of those securities is adjusted in accordance with the formula set out below.

O1 = O - E [P - (S + D)]
                       N + 1
Where:

O1 =	The new exercise price of the Option.
O =	The old exercise price of the Option.
E =	The number of Shares into which an Option is exercisable.
P =
The average closing price (excluding special crossings, overnight sales and exchange traded option exercises) on the Stock Exchange Automated Trading System provided for the trading of securities on ASX of Shares (weighted by reference to volume) during the 5 trading days before the ex rights date or ex entitlements date.

S =	The subscription price for one security under the renounceable rights or entitlements issue.
D =	The dividend due but not yet paid on existing Shares (except those to be issued under the renounceable rights issue or entitlements issue).
N =	Number of Shares with rights or entitlements required to be held to receive a right to one new security.

However, if O1 under this formula is less than the Minimum Price (under the Listing Rules), the new exercise price of the Option is to be equal to the Minimum Price (under the Listing Rules).

6.
If there is a bonus issue to the holders of Ordinary Shares in the Company, the number of Shares over which an Option is exercisable will be increased by the number of Shares which the holder would have received if the Option had been exercised before the record date for the bonus issue.

7.
If, prior to the expiry of any Options, there is a reorganisation of the issued capital of the Company, Options are to be treated in the manner set out in the Listing Rules applying to reorganisations of capital at that time.

APPENDIX B

TERMS OF THE SERIES C AND SERIES D WARRANTS
(ADDITIONAL WARRANTS)

1.
The Additional Warrants are freely transferable (subject to restrictions imposed by U.S. securities laws), but the Company does not intend to apply for quotation of the Additional Warrants on ASX, NASDAQ or any other exchange.

2.
The Shares to be issued on the exercise of an Additional Warrant will be subject to an agreement with the Company's Depositary in respect of restricted ADSs and will rank equally in all respects with the Company's then existing Shares issued under the same agreement or similar agreements. The Company must apply for quotation of the Ordinary Shares underlying the ADSs issuable on exercise.

3.	The Additional Warrants constitute options to acquire ADSs at any time on or before the fifth anniversary of the issue of the Additional Warrants.

4.
There is a limit of 4.99% in respect of the holder of the Additional Warrants and its affiliates’ beneficial ownership in Shares, which may prevent the holder from exercise of part of the Additional Warrant (this limit may be changed by the holder of the Additional Warrants but cannot exceed 9.99%).

5.	The exercise price may be adjusted in accordance with a formula which is substantially the same as the formula contained in ASX Listing Rule 6.22.2, if there is a pro rata issue to holders of Shares.

6.	Subject to the Listing Rules, other adjustments may be made upon a bonus issue to holders of Shares or the reorganisation of the capital of the Company.

7.
If there is a fundamental transaction (such as a transaction which involves a change in control of the Company or a transfer of substantially all of its assets) the Company will use its best endeavours to procure that the successor entity assumes all of the obligations of the Company under the Additional Warrants.

8.
In the event that the Company issues warrants to Nordic on terms more favourable than those disclosed to the holder of the Additional Warrants, then the exercise price and number of ADSs the subject of the Series D Warrants will be increased to preserve the ratio of the value of the Series D Warrants as against the value of the warrants issued to Nordic.

PSIVIDA LIMITED
ABN 78 009 232 026

PROXY FORM

Name and address of member or joint members
____________________________________________________
____________________________________________________
____________________________________________________

Appointment of proxy
_________________________
Name of proxy (please print)
I/We, being a member/s of pSivida Limited and entitled to attend and vote, appoint

Or failing that person or, if no person is named, the Chairman of the meeting to attend, act generally and vote as directed below, or, if no directions are given, as the proxy or the Chairman sees fit, at the General Meeting of the Company to be held on Tuesday, 20 February 2007 at 3:00pm (Western Daylight Saving Time) and at any adjournment.

Appointing a second proxy
_____________________________
%
_____________________________
If appointing a second proxy, state the percentage of your
voting rights applicable to the proxy appointed by this form.

Voting directions to your proxy - please mark x to indicate your directions Business
Ordinary Resolutions	For	Against	Abstain*
1. Ratification of Past Placement of Shares and Options	☐	☐	☐
2. Ratification of Past Issue of Warrants to Absolute Octane Fund and Australian IT Investments	☐	☐	☐
3. Ratification of Past Issue of Warrants to Castlerigg	☐	☐	☐
4. Approval of Proposed Issue of Warrants to Castlerigg	☐	☐	☐
5. Approval of Proposed Issues of ADSs and Warrants to Nordic Biotech	☐	☐	☐
6. Approval of possible Placements of Shares and Options to New Investors	☐	☐	☐
7. Approval of possible Placements of ADSs and Options to New Investors	☐	☐	☐

*  If you mark the Abstain box for a particular item of business, you are directing your proxy not to vote on that item on a show of hands or on a poll and your shares will not be counted in computing the required majority on a poll.

If you appoint the Chairman of the meeting as your proxy, and you do not direct him how to vote on any of the items, the Chairman will vote in favour of the relevant item.

If you appoint the Chairman of the meeting as your proxy and you do not wish to direct the Chairman how to vote in relation to any item, please mark x in this box.  ☐

By marking this box, you acknowledge that the Chairman may vote as your proxy even if he has an interest in the outcome of the relevant item and votes cast by him other than as a proxy will be disregarded because of that interest.

If you do not direct the Chairman how to vote and do not place a mark in this box any votes cast by the Chairman as your proxy in relation to the relevant item will, where any voting exclusion applies to the resolution, be disregarded.

Signatures of individual member, joint individual member, attorney or company member

Member, Attorney or Joint Member

Sole director and sole company secretary	Director	Director/Company secretary (delete one)
/ /
Contact name	Contact daytime telephone	Date

Instructions for completion of Proxy Form

Your name and address

This is your name and address as it appears on the register of members of the Company. If this information is incorrect, please make the correction on the Proxy Form. Members sponsored by a broker should advise their broker of any changes. Please note that you cannot change ownership of your shares using this Proxy Form.

Appointment of proxy

If you are entitled to vote at the meeting, you have a right to appoint a proxy and should use this Proxy Form. The proxy need not be a member of the Company and can be an individual or body corporate.

A body corporate appointed as a member's proxy may appoint a representative to exercise any of the powers that the body may exercise as a proxy at the meeting. The representative should bring to the meeting evidence of his or her appointment, including any authority under which the appointment is signed, unless it has been previously given to the Company.

If you wish to appoint someone other than the Chairman of the meeting as your proxy, please write the name of that person in the appropriate box. Members cannot appoint themselves. If you leave the box blank, or your named proxy does not attend the meeting, the Chairman of the meeting will be your proxy and vote on your behalf.

Your proxy's authority to speak and vote for you at the meeting is suspended if you are present at the meeting.

Voting directions to your proxy

You may direct your proxy how to vote by marking x in 1 of the 3 boxes opposite each item of business. All your votes will be cast in accordance with your direction, unless you indicate only a portion of votes are to be cast on any item by inserting the percentage of your voting rights applicable to the proxy appointed by this Proxy Form in the appropriate box. If you do not mark any of the boxes relating to the items of business, your proxy will vote as he or she chooses. If you mark more than 1 box relating to the same item of business any vote by your proxy on that item will be invalid.

Appointing a second proxy

If you are entitled to cast 2 or more votes you may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company's share registry, Computershare Investor Services Pty Limited (Computershare +61 8 9323 2000), or the Company or you may copy this form. Both Proxy Forms should be lodged together.

If you appoint 2 proxies and the appointment does not specify the proportion or number of your votes each proxy may exercise, each proxy may exercise half of the votes (ignoring fractions).

If you appoint 2 proxies, neither proxy will have a right to vote on a show of hands.

If you appoint another member as your proxy, that person will have only 1 vote on a show of hands and does not have to vote on a show of hands in accordance with any direction by you.

Signing instructions

This Proxy Form must be signed and dated by the member or the member's attorney. Any joint member may sign.

If this form is signed by an attorney and you have not previously lodged the power of attorney with Computershare or the Company for notation, please attach a certified copy of the power of attorney to this form when you return it.

If the member is a company that has a sole director or a sole director who is also the sole company secretary, this form must be signed by that person. Otherwise, this form must be signed by 2 directors or 1 director and a company secretary. Please indicate the office held by signing in the appropriate place.

Lodgement of Proxy Form

Proxy Forms and the original or a certified copy of the power of attorney (if the Proxy Form is signed by an attorney) must be received not later than 48 hours before the time of the meeting (ie. before 3:00pm (Western Daylight Saving Time) on Sunday, 18 February 2007, and may be lodged:

by post, delivery or fax to the Company:

Company Secretary
pSivida Limited
Level 12, BGC Centre
28 The Esplanade
Perth Western Australia 6000
Australia
Fax: 61 8 9226 5499

Documents received after 3:00pm (Western Daylight Saving Time) on Sunday, 18 February 2007 will not be valid for the purposes of the meeting.

Privacy

Chapter 2C of the Corporations Act 2001 (Cth) requires information about you (including your name, address and details of the shares you hold) to be included in the Company's public register of members. This information must continue to be included in the public register if you cease to hold shares. These statutory obligations are not altered by the Privacy Amendment (Private Sector) Act 2000 (Cth). Information is collected to administer your shareholding which may not be possible if some or all of the information is not collected. Your information is collected by Computershare on behalf of the Company.